FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 06, 2009

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒      Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No     ☒

Wimm-Bill-Dann Foods OJSC (NYSE: WBD) informs:

1. That on March 04, 2009 WBD Foods paid the second bond coupon (bonds series 03 issue, state registration No 4-03-06005-A, registered on “17” January 2008, in total amount of 5 000 000 (five million) bonds par value 1000 (one thousand) rubles of each bond)). The aggregate payment under the second bond coupon is 231 850 000 rubles, 00 kopecks, that constitutes 46 rubles, 37 kopecks per bond.

2. That its Board of Directors approved on February 20, 2009 a new buy back offer to bondholders of WBD Foods’ Russian bonds series 03, state registration No 4-03-06005-A, registered on “17” January 2008, in total amount of 5 000 000 (five million) bonds par value 1000 (one thousand) rubles of each bond. To accept the offer bondholders shall submit their demands in writing within the last five days of the fifth coupon period. The rates of the fifth and the fourth coupons shall be equal to the rate of the third coupon and constitute 74.79 RUR per bond.

3. That previously announced Russian bond series 04 and 05 have not been issued and have been cancelled by WBD Foods.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry V. Ivanov
Name:	Dmitry V. Ivanov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:  March 06, 2009